Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

We consent to the incorporation by reference in the registration statement (Nos.333-127601, 333-04801 and 33-20797) on Form S-8 of CA, Inc. of our report dated June 25, 2014 with respect to the statements of net assets available for benefits of the CA Savings Harvest Plan as of December 31, 2013 and 2012, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, line 4 a–schedule of delinquent participant contributions for the year ended December 31, 2013, and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the CA Savings Harvest Plan.

/s/ KPMG LLP

New York, New York
June 25, 2014